FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2002

Agnico-Eagle Mines Limited
(Translation of registrant's name into English)

401 Bay Street, Suite 2302, Toronto, Ontario M5H 2Y4

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]

Form 20-F X Form 40-F ______

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ______

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ________]

NEWS–RELEASE

AGNICO-EAGLE MINES LIMITED

Stock Symbols: AEM (NYSE)
AGE (TSE)

For further information:
Sean Boyd, President and CEO
Agnico-Eagle Mines Limited
(416) 947-1212

For Immediate Release:

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS RECORD 2001 OPERATING RESULTS AND INCREASED GOLD MINERAL RESERVE AND MINERAL RESOURCE

(Toronto, Canada – February 21, 2002) – Agnico-Eagle Mines Limited today reported significantly improved operating results in 2001 and an increase in mineral reserve and mineral resource at LaRonde.

Highlights for the year include:

- Record annual gold production of 234,860 ounces in 2001, an increase of 35 percent over the previous year.
- Declining total cash costs to produce an ounce of gold in 2001 of $155, an 18 percent decrease from the previous year.
- Record high combined gold mineral reserve and mineral resource at LaRonde of 8.5 million ounces, a nine percent increase over the previous year.
- Exploration identifies potential new gold zone east of LaRonde on the El Coco Property.
- Strongest balance sheet in the Company's over 30-year history with over $130 million currently available in cash and credit lines, with three major financings completed in the last nine months.

"We are extremely pleased with the steady progress we have made in the past year increasing production and expanding our already large gold deposit", said Sean Boyd, President and Chief Executive Officer. "The LaRonde Mine performed very well in its first full year at 5,000 tons of ore per day, setting the stage for the expansion to 7,000 tons per day by the fourth quarter of 2002. All of this puts us in a very good position to continue to create value at LaRonde as our low cost production growth will continue over

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the next few years and our stepped up exploration program is expected to add gold mineral reserve", added Mr. Boyd.

The Company is hosting a conference call on Friday, February 22, 2002 at 3:30p.m(EST) to discuss 2001 results and to provide an update on exploration and development activities. To participate in the conference call, please dial (416) 640-4127. To access the rebroadcast, please dial 1-877-289-8525 and enter the reservation number 161802. The conference call can also be accessed over the Internet through the Company's website www.agnico-eagle.com.

OPERATING RESULTS

For the year ended December 31 2001, Agnico-Eagle reported a net loss of $7.7 million, or $0.12 per share compared to a net loss of $3.4 million, or $0.06 per share in 2000. The increase in net loss reflects an increase in non-cash expenses including depreciation, deferred taxes and the non-cash writedown of $1.6 million on an exploration property, previously recorded in the third quarter.

Operating cash flow improved by 150 percent in 2001 to $12.4 million, or $0.20 per share from $4.9 million, or $0.09 per share in 2000. The increase in operating cash flows reflects the continued progress in gold production to 234,860 ounces of gold, compared to 173,852 ounces in 2000, and in total cash costs to $155 per ounce, compared to $188 per ounce in the previous year. This is in spite of a slight decrease in the realized gold price to $273 per ounce in 2001 from $278 per ounce in 2000.

The improvement in operating performance in 2001 reflects the first full year of production at LaRonde at the expanded rate of 5,000 tons of ore per day. As a result, records were achieved at the LaRonde Mine for total ore processed of 1.8 million tons, onsite cash costs of C$52 per ton, gold production and by-product silver and zinc production. Both the mine and mill performed according to plan. The Penna Shaft hoisted a total of 2.5 million tons of ore and waste while the mill met or exceeded design criteria for metal recoveries and availability.

In the fourth quarter, Agnico-Eagle reported a net loss of $1.5 million, or $0.02 per share compared to net earnings of $3.1 million, or $0.06 per share in the same period of 2000. As planned, production was slightly lower at 66,372 ounces when compared to the high grade fourth quarter of 2000. In addition, significantly lower by-product prices and an increase in the proportion of gold production from Zone 20 South-El Coco, resulting in higher royalty payments, caused total cash costs to increase to $181 per ounce from $95 per ounce in the fourth quarter of 2000. Similarly, operating cash flow decreased to $1.4 million, or $0.02 per share in the fourth quarter from $9.1 million, or $0.17 per share in the same period of 2000.

Both the underground development program and the mill expansion to 7,000 tons per day are proceeding according to plan. The second loadout facility on Level 220 has been

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completed and commissioned. Underground development on the lower levels has progressed with the first production block planned for April.

The first construction contracts were awarded on the mill expansion and construction has started on the additions to the grinding bay. Both the underground development program and mill expansion will be completed by the end of the third quarter with production ramping up to 7,000 tons per day by the fourth quarter

FINANCIAL POSITION

Agnico-Eagle's cash resources increased to $116.2 million at the end of 2001 from $46.4 million at the end of 2000. The Company's available cash resources at the end of 2001 were comprised of $21.2 million of cash and $95 million of undrawn credit lines. The improvement in liquidity in 2001 primarily reflects a share issuance in June for net proceeds of $76.2 million and the refinancing of the Company's revolving credit facility in November, which resulted in an incremental increase of $25 million in the Company's bank credit line. This was somewhat offset by a $36.3 million investment in the continued expansion of LaRonde.

Subsequent to the end of 2001, the Company further strengthened its balance sheet with the issuance of $143.75 million face value, 4.5% convertible unsecured subordinated debentures due 2012. Of the net proceeds of $138.7 million, $120.9 million was used to fully redeem the Company's existing convertible notes, due 2004 while the balance was added to the Company's cash position. The net impact of these two financings was to increase the Company's available cash resources to over $130 million, while providing a long-term source of inexpensive financing for the Company's potential expansion and acquisition activities.

OUTLOOK

In 2001, Agnico-Eagle essentially achieved its production and cost targets in 2001 with 234,860 ounces of gold at a cash cost of $155 per ounce. During the year, the Company announced its intention to further expand LaRonde to 7,000 tons of ore per day. This expanded production rate is expected to be reached in the fourth quarter of 2002. As a result, gold production is targeted to reach 340,000 ounces in 2002, a 45 percent increase from 2001, at a cash cost of approximately $130 per ounce, a 16 percent decrease from 2001. Ultimately, when the lower gold/copper rich portions of the orebody are fully developed in the second half of 2003, the Company expects to reach a sustainable level of gold production at LaRonde of nearly 400,000 ounces per annum at cash costs below $100 per ounce.

Agnico-Eagle's cash costs are heavily dependent on the U.S./Canadian exchange rate and the prices it receives for its by-product silver and zinc and copper production, all of which are beyond the Company's control. The assumptions made for 2002 are a U.S./Canadian exchange rate of $1.50, silver price of $4.50 per ounce and a zinc price of $0.45 per pound. Thereafter, the assumption made for the exchange rate is the same

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while silver and zinc prices are assumed to be $5.00 per ounce and $0.50 per pound, respectively.

As a result of the expansion plans at LaRonde, operating cash flows are expected to continue to increase significantly in 2002 and in future years. Capital expenditures of $44.8 million are budgeted for 2002 to complete the expansion of the mill to 7,000 tons per day and to complete most of the underground development in the lower portion of the Penna Shaft.

These projections do not incorporate the potential development and mining of LaRonde's 34 million ton mineral resource base below the bottom of the Penna Shaft. The Company has outlined an aggressive drilling program in 2002 to delineate this mineral resource so that development options can be evaluated leading to a feasibility study.

MINERAL RESERVE AND MINERAL RESOURCE

For the ninth consecutive year, the total mineral reserve and mineral resource position has increased at the LaRonde Mine. On a year over year basis, LaRonde's combined mineral reserve and mineral resource stood at 8.5 million ounces of gold, an increase of nine percent over last year's position of 7.8 million ounces of gold. Including production replacement, almost one million ounces were added to the overall mineral reserve and mineral resource position.

Agnico Eagle replaced all of its production in 2001, as proven and probable gold mineral reserve remained unchanged at 3.3 million ounces of gold. The metal prices used for the mineral reserve and mineral resource calculation were unchanged at $300 per ounce for gold, $5.00 per ounce for silver, $0.80 per pound for copper and $0.50 per pound for zinc. The Canadian/US dollar exchange rate assumed was $1.50.

Both the current proven and probable gold mineral reserve position of 3.3 million ounces and the total gold mineral reserve and mineral resource position of 8.5 million ounces are the highest in LaRonde's 14-year operating history.

The expanding mineral resource position emphasizes the growing size of the deposit, which remains open for expansion, and the importance of the Level 215 exploration drift. Over the course of 2002, the drift will be used to better define the overall size and grade of the deposit so that deep development options can be evaluated leading to a feasibility study for the mineral resource beneath the bottom of the Penna Shaft.

DRILLING AND EXPLORATION

A total of nine drills were in operation at the end of 2001 working on the following target areas:

- Two surface drills drilling the Zone 20 South horizon on the El Coco Property.
- Two drills on the 20th Level exploration drift on the El Coco Property.

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- One drill on production delineation drilling between Levels 98–152.
- One drill on definition drilling on and below Level 194.
- Two drills on Level 215; the first, testing the eastern limit at depth and the second, definition drilling Zone 20 North and testing the eastern extension of 20 North to the east.
- One drill on Level 220 testing Zone 20 South at depth and to the west.

The **El Coco** exploration program continued on two fronts, from the 20th Level exploration drift and from surface. Initial drilling has encountered a new occurrence of the Zone 20 South horizon indicating gold bearing sulphide mineralization at a depth of approximately 1,300 feet below surface. Some of the more recent drill holes within the envelope have been summarized below:

Drill Hole	True Thickness(ft)	Gold(oz/ton) Cut(1.5 oz)	Silver(oz/ton)	Copper(%)	Zinc(%)
106-01-08	9.2	0.18	0.42	0.14	0.34
106-01-11	9.2	0.10	0.57	0.65	0.19
106-02-19	9.2	0.10	0.87	0.21	1.12

Drill hole 20-330, the first flat drill hole from the 20th Level exploration drift encountered 3 feet of disseminated sulphide mineralization. This hole was drilled at what is presently believed to be the western down plunge limit of the zone. With this indication, the gold bearing zone has been traced over a vertical distance of 1,500 feet and a strike length of 600 feet. It is currently unknown whether this is a new zone or an indication of a larger system at depth similar to the satellite deposit previously located above Zone 20 North. Four drills, two on surface and two on the 20th Level exploration drift, will follow up the zone. The drift is currently on the potential western margin assuming a westerly rake as indicated by the above results.

Definition drilling increased significantly due to the increased access on both Levels 194 and 215. Holes were drilled from new stations located approximately 600 feet to the north of Zone 20 North. Zone 20 South was also drilled from these stations. Some of the more recent results encountered in Zone 20 North and Zone 20 South are outlined below:

Drill Hole	True Thickness(ft)	Gold(oz/ton) Cut(1.5 oz)	Silver(oz/ton)	Copper(%)	Zinc(%)
Zone 20 North					
3194-16	23.0	0.17	0.87	0.54	0.13
3194-28	44.3	0.23	1.66	1.07	0.94
3215-13	72.2	0.19	2.18	1.27	0.38
3215-16	32.8	0.15	0.91	0.53	0.04
Zone 20 South					
3194-14	9.2	0.22	1.56	0.05	4.52
3194-28	9.2	0.22	0.75	0.23	0.84
3215-15	9.2	0.17	0.66	0.32	0.44

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Deep exploration also continued during the quarter. Some of the more recent results are outlined below:

Drill Hole	True Thickness(ft)	Gold(oz/ton) Cut(1.5 oz)	Silver(oz/ton)	Copper(%)	Zinc(%)
3215-18	34.4	0.14	0.48	0.60	0.02
including	14.4	0.18	0.87	0.78	0.04
3215-19	27.9	0.17	1.86	0.51	1.24
3220-04A	32.8	0.16	0.26	0.31	0.21
3220-06	20.7	0.17	0.24	0.23	0.04

Drill hole 3215-18 was targeted to intersect Zone 20 North 600 feet to the east and at the same elevation as drill hole 3215-05 which had returned 0.17 ounces of gold per ton over a true thickness of 82.0 feet. The drill hole ended up significantly higher and closer to drill hole 3215-04 that had returned 0.18 ounces over 18.0 feet. Drill hole 3215-18 essentially confirmed the previous intersection.

Currently the drill is being wedged (drill hole 3215-17) to intersect the area to the east of drill hole 3215-18 outside of the present mineral resource envelope. While drill hole 3215-18 only intersected 34 feet of potentially economic mineralization, the overall envelope was over 100 feet thick with gold values over its entire length.

A total of 265,000 feet of diamond drilling with seven drills has been planned for LaRonde in 2002, representing the largest annual drilling program in the property's history. Of this amount, 61,000 feet has been planned for stope delineation, mainly at depth; 82,000 feet for exploration on the western margins of Zones 20 North and South with the objective of converting the remaining mineral resource above the bottom of the Penna Shaft into mineral reserve; 70,000 feet on deep exploration below the Penna Shaft, which will be done from the Level 215 exploration drift to potentially add to the mineral resource base. These results will be used in the preparation of deep development options leading to a feasibility study for the mineral resource beneath the Penna Shaft. The remaining 52,000 feet of diamond drilling is planned for the El Coco property. This program will continue to follow up on the mineralization discovered in 2001 as well as continue to test the favourable geological horizon on the El Coco property from the 20th Level exploration drift.

The Longitudinal illustrations that detail the drill results presented in this report can be viewed, prior to the conference call, and/or downloaded from the Company's website:

www.agnico-eagle.com (Press Release) or
http://files.newswire.ca/3/SBoyd.pdf

This press release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk

Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

Agnico-Eagle Mines Limited is an established Canadian gold producer with operations located principally in Northwestern Quebec and exploration and development activities in Canada and the Southwestern United States. Agnico-Eagle's operating history includes almost three decades of gold production primarily from underground mining operations. The Company is focused on an expansion program at LaRonde that is expected to increase annual gold production and reduce cash costs to produce an ounce of gold. Current proven and probable mineral reserve stands at 3.3 million contained ounces, with an additional 5.2 million ounces in the mineral resource category at its LaRonde Mine.

- 30 -


LaRonde Mine
Gold Mineral Reserve & Mineral Resource (mm ozs.)
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-
1997
1998
1999
2000
2001
Mineral reserve
Mineral resource


LaRonde Mine
Mineral Reserve & Mineral Resource (mm tons)
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
-
1997
1998
1999
2000
2001
Mineral reserve
Mineral resource


LaRonde Mine
Production & Cash Costs
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
325
275
225
175
125
75
25
1999A
2000A
2001A
2002F
2003F
2004F
Gold production
Cash costs

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LaRonde Mineral Reserve & Mineral Resource Data

Category and Zone	Au(oz/t)	Ag(oz/t)	Cu(%)	Zn(%)	Au(000's oz.)	Tons(000's)
Proven Mineral Reserve						
Zone 20 North (Au)	*0.12*	*2.04*	*0.55*	*0.94*	*120*	*985*
Zone 20 North (Zn)	*0.03*	*3.38*	*0.10*	*7.72*	*127*	*4,532*
Zone 20 South	*0.19*	*1.63*	*0.37*	*2.44*	*91*	*469*
Zone 20 South (El Coco)	*0.26*	*2.34*	*0.31*	*4.12*	*119*	*461*
Total Proven Mineral Reserve	*0.07*	*2.97*	*0.20*	*6.05*	*457*	*6,447*
Probable Mineral Reserve						
Zone 20 North (Au)	*0.13*	*1.90*	*0.67*	*1.34*	*1,922*	*14,281*
Zone 20 North (Zn)	*0.03*	*2.84*	*0.10*	*7.05*	*325*	*11,684*
Zone 20 South	*0.13*	*0.70*	*0.21*	*1.16*	*305*	*2,273*
Zone 20 South (El Coco)	*0.16*	*2.40*	*0.13*	*4.19*	*66*	*428*
Zone 6	*0.11*	*1.63*	*0.18*	*4.21*	*7*	*65*
Zone 7	*0.16*	*0.99*	*0.34*	*1.66*	*185*	*1,127*
Total Probable Mineral Reserve	*0.09*	*2.15*	*0.39*	*3.62*	*2,811*	*29,857*
Total Proven and Probable Mineral Reserve	***0.09***	***2.30***	***0.36***	***4.05***	***3,267***	***36,303***
Indicated Mineral Resource						
Zone 6	*0.12*	*1.10*	*0.24*	*1.99*	*131*	*1,135*
Total Indicated Mineral Resource	*0.12*	*1.10*	*0.24*	*1.99*	*131*	*1,135*
Inferred Mineral Resource						
Zone 20 North (Au)	*0.16*	*0.62*	*0.54*	*0.11*	*5,022*	*31,129*
Zone 20 North (Zn)	*0.00*	*1.31*	*0.01*	*11.85*	*1*	*661*
Zone 7	*0.12*	*1.68*	*0.49*	*1.61*	*88*	*734*
Total Inferred Mineral Resource	*0.16*	*0.66*	*0.53*	*0.38*	*5,111*	*32,524*
Total Mineral Resource	***0.16***	***0.67***	***0.52***	***0.44***	***5,241***	***33,659***
Global Mineral Reserve and Mineral Resource	***0.12***	***1.52***	***0.44***	***2.31***	***8,509***	***69,962***

(1) The Corporation's mineral reserve is calculated as at December 31, 2001. At LaRonde, more recent information on exploration, mining, processing, metallurgy and other economic and other factors have been used in the mineral reserve and mineral resource estimate. The mineral reserve is estimated using an appropriate cut-off grade associated with an average long-term gold price of $300 per ounce, silver price of $5.00 per ounce, copper price of $0.80 per pound, zinc price of $0.50 per pound and a US$/C$ exchange rate of 1.50. The estimate incorporates the current and/or expected mine plans and cost levels and metal recoveries. The qualified person responsible for the mineral reserve and mineral resource estimate is Marc H. Legault, Ing., Chief Geologist LaRonde Division. Consistent with Agnico Eagle Mines Limited's normal mineral reserve and mineral estimation practices, Roscoe Postle and Associates will perform independent data verification.

(2) A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

(3) A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity, grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resource that is not mineral reserve does not have demonstrated economic viability.

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(thousands of United States dollars, except where noted)	Three months ended December 31, 2001	2000	Year ended December 31, 2001	2000 [Restated]*
Consolidated Income and Cash Flow Summary				
Revenues from mining operations	$ **25,140**	$ 28,417	$ **93,677**	$ 66,971
Net income (loss) for period	$ **(1,485)**	$ 3,097	$ **(7,655)**	$ (3,392)
Net income (loss) per share	$ **(0.02)**	$ 0.06	$ **(0.12)**	$ (0.06)
Operating cash flow (before non-cash working capital)	$ **1,427**	$ 9,139	$ **12,359**	$ 4,923
Operating cash flow per share	$ **0.02**	$ 0.17	$ **0.20**	$ 0.09
Weighted average number of shares (in thousands)	**67,619**	54,805	**61,334**	54,447
Operating Summary				
LaRonde Division				
Revenues from mining operations	$ **25,140**	$ 28,417	$ **93,677**	$ 66,971
Mine operating costs	**19,034**	15,682	**65,789**	51,901
Mine operating profit	$ **6,106**	$ 12,735	$ **27,888**	$ 15,070
Tons of ore milled	**480,931**	457,473	**1,805,248**	1,415,888
Head grades:				
Gold	**0.16**	0.18	**0.15**	0.14
Silver	**2.16**	2.07	**2.32**	1.46
Zinc	**5.02%**	4.27%	**5.19%**	2.89%
Copper	**0.24%**	0.30%	**0.21%**	0.25%
Recovery rates:				
Gold	**93.30%**	93.78%	**92.59%**	91.92%
Silver	**79.10%**	81.70%	**79.50%**	71.60%
Zinc	**81.70%**	80.00%	**78.98%**	73.00%
Copper	**65.80%**	57.10%	**58.17%**	62.20%
Payable production:				
Gold (ounces)	**66,372**	71,008	**234,860**	173,852
Silver (ounces in thousands)	**597**	587	**2,524**	1,128
Zinc (pounds in thousands)	**33,605**	26,553	**126,275**	50,681
Copper (pounds in thousands)	**1,415**	1,194	**4,096**	4,943
Realized prices:				
Gold (per ounce)	$ **279**	$ 271	$ **273**	$ 278
Silver (per ounce)	$ **4.60**	$ 4.71	$ **4.35**	$ 4.80
Zinc (per pound)	$ **0.35**	$ 0.50	$ **0.40**	$ 0.52
Copper (per pound)	$ **0.59**	$ 0.86	$ **0.64**	$ 0.84
Onsite operating costs per ton milled (Canadian dollars)	$ **49**	$ 50	$ **52**	$ 54
Operating costs per gold ounce produced:				
Onsite operating costs (including reclamation provision)	$ **228**	$ 210	$ **257**	$ 294
Less: Non-cash reclamation provision	**(5)**	-	**(5)**	(3)
Net by-product revenues	**(90)**	(115)	**(120)**	(103)
Cash operating costs	$ **133**	$ 95	$ **132**	$ 188
El Coco royalties	**48**	-	**23**	-
Total cash costs	$ **181**	$ 95	$ **155**	$ 188
Non-cash costs:				
Reclamation provision	**5**	-	**5**	3
Depreciation and amortization	**36**	25	**45**	33
Total operating costs	$ **222**	$ 120	$ **205**	$ 224

* Effective October 1, 2001, the Company retroactively adopted the accounting recommendations issued by the Canadian Institute of Chartered Accountants on "Foreign currency translation". Under this new accounting recommendations, unrealized exchange gains and losses on the Company's foreign currency denominated long-term debt are no longer deferred and amortized to earnings over the remaining term of the obligation, but are credited or charged to income when the gains or losses arise.

as at December 31,

(thousands of United States dollars)

	2001	2000 [Restated]*
ASSETS		
Current		
Cash and cash equivalents	**$ 21,180**	$ 13,906
Metals awaiting settlement and gold bullion	**21,009**	15,235
Income taxes recoverable	**628**	2,001
Inventories:		
In-process and unsold metal products	**5,171**	3,101
Supplies	**3,903**	3,420
Prepaid expenses and other	**5,235**	5,081
Total current assets	**57,126**	42,744
Investments, loans, advances and other assets	**12,151**	11,393
Future income and mining tax assets	**22,055**	22,773
Mining properties	**304,180**	282,497
	$ 395,512	$ 359,407
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**$ 9,423**	$ 17,188
Dividends payable	**1,853**	1,651
Income and mining taxes payable	**1,231**	2,175
Interest payable	**2,052**	2,846
Total current liabilities	**14,559**	23,860
Long-term debt	**147,266**	180,666
Reclamation provision and other liabilities	**4,055**	5,567
Future income and mining tax liabilities	**18,317**	18,204
Minority interest	**-**	2,565
Shareholders' Equity		
Common shares		
Authorized – unlimited		
Issued 67,722,853 (2000 – 56,139,480)	**247,965**	158,252
Other paid-in capital	**14,521**	14,535
Contributed surplus	**5,560**	4,665
Deficit	**(56,731)**	(42,225)
Company's own shares held by a subsidiary company	**-**	(6,682)
Total shareholders' equity	**211,315**	128,545
	$ 395,512	$ 359,407

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Consolidated Statements of Income (Loss) **Agnico-Eagle Mines Limited**

(thousands of United States dollars, except per share amounts)	Three months ended December 31, 2001	Three months ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2000 [Restated]*
REVENUES				
Revenues from mining operations	$ **25,140**	$ 28,417	$ **93,677**	$ 66,971
Interest and sundry income	**55**	123	**1,784**	1,097
	25,195	28,540	**95,461**	68,068
COSTS AND EXPENSES				
Production	**19,034**	15,682	**65,789**	51,901
Exploration	**1,808**	1,194	**6,391**	3,213
Depreciation and amortization	**2,414**	1,759	**10,679**	5,708
General and administrative	**1,520**	1,322	**4,461**	4,223
Capital tax	**195**	485	**1,551**	1,301
Interest	**3,613**	2,233	**14,618**	8,859
Foreign currency (gain) loss	**(2,200)**	789	**(336)**	(368)
Profit (loss) before income and mining tax	**(1,189)**	5,076	**(7,692)**	(6,769)
Income and mining tax recoveries (expenses)	**(296)**	(1,979)	**37**	3,377
Net income (loss) for the period	$ **(1,485)**	$ 3,097	$ **(7,655)**	$ (3,392)
Net income (loss) per share - basic and fully-diluted	$ **(0.02)**	$ 0.06	$ **(0.12)**	$ (0.06)

Consolidated Statements of Deficit **Agnico-Eagle Mines Limited**

(thousands of United States dollars)	Three months ended December 31, 2001	Three months ended December 31, 2000 [Restated]*	Year ended December 31, 2001	Year ended December 31, 2000 [Restated]*
Balance, beginning of period (as reported)	$ **48,259**	$ 37,368	$ **36,880**	$ 29,102
Change in accounting policy with respect to foreign currency translation	**5,345**	5,345	**5,345**	7,122
Balance, beginning of period (as adjusted)	**53,604**	42,713	**42,225**	36,224
Net (income) loss for the period	**1,485**	(3,097)	**7,655**	3,392
Dividends declared (2001 and 2000 - $0.02 per share)	**1,354**	1,109	**1,354**	1,109
Share issue costs	**288**	1,500	**5,497**	1,500
Balance, end of year	$ **56,731**	$ 42,225	$ **56,731**	$ 42,225

More ...

(thousands of United States dollars)	Three months ended December 31, 2001	Three months ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2000 [Restated]*
Operating activities				
Net income (loss) for the period	$ **(1,485)**	$ 3,097	$ **(7,655)**	$ (3,392)
Add (deduct) items not affecting cash from operating activities:				
Depreciation and amortization	**2,414**	1,759	**10,679**	5,708
Provision for (recoveries of) future income and mining taxes	**747**	2,062	**1,441**	(2,094)
Amortization of deferred interest and financing costs	**1,286**	1,462	**4,938**	4,702
Other	**(1,535)**	759	**2,956**	(1)
	1,427	9,139	**12,359**	4,923
Net premiums received (paid) on metals, foreign currency and interest rate option contracts	**107**	(40)	**73**	(344)
Net change in non-cash working capital balances related to operations				
Metals awaiting settlement and gold bullion	**(1,014)**	(2,770)	**(5,774)**	(13,400)
Inventories	**420**	(1,115)	**(2,553)**	677
Prepaid expenses and other	**(1,335)**	(1,488)	**(154)**	(308)
Income and mining taxes recoverable and payable	**187**	(149)	**429**	850
Accounts payable and accrued liabilities	**(1,037)**	4,748	**(7,765)**	7,986
Interest payable	**651**	2,057	**(794)**	950
Cash flows from (used in) operating activities	**(594)**	10,382	**(4,179)**	1,334
Investing activities				
Additions to mining properties	**(9,802)**	(21,206)	**(36,278)**	(68,387)
Increase (decrease) in investments and other	**(60)**	68	**(278)**	(46)
Cash flows used in investing activities	**(9,862)**	(21,138)	**(36,556)**	(68,433)
Financing activities				
Dividends paid	**-**	36	**(1,114)**	(1,064)
Common shares issued	**2,892**	3,985	**87,704**	5,136
Share issue costs	**-**	(88)	**(5,497)**	(88)
Proceeds from long-term debt	**30,000**	10,000	**37,500**	52,500
Financing costs	**(2,828)**	-	**(2,828)**	-
Repayment of the long-term revolving credit facility	**(75,000)**	-	**(75,000)**	-
Resale of the Company's own shares held by a subsidiary company and other	**323**	1,542	**7,802**	1,887
Cash flows from financing activities	**(44,613)**	15,475	**48,567**	58,371
Effect of exchange rate changes on cash and cash equivalents	**(164)**	(28)	**(558)**	46
Net increase (decrease) in cash and cash equivalents	**(55,233)**	4,691	**7,274**	(8,682)
Cash and cash equivalents, beginning of period	**76,413**	9,215	**13,906**	22,588
Cash and cash equivalents, end of period	$ **21,180**	$ 13,906	$ **21,180**	$ 13,906
Other operating cash flow information:				
Interest paid during the period	$ **1,269**	$ 1,182	$ **10,205**	$ 8,271
Taxes paid (recovered) during the period	$ **947**	$ -	$ **(569)**	$ (1,780)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED

Date: February 22, 2002

By:
Sean Boyd
President and Chief Executive Officer